UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension of Executive Committee Lock-ups

On March 14, 2022, the members of the Executive Committee of Grab Holdings Limited (“GHL”) namely, Anthony Tan, Hooi Ling Tan, Ming Maa, Peter Oey, Chin Yin Ong and Alex Hungate, entered into a deed in favor of GHL to extend the term of the lock-up with respect to their respective GHL shares for which the lock-up was initially scheduled to expire on May 30, 2022. In the case of Mr. Hungate, who joined GHL after the execution of the initial lock-up, the new lock-up will apply to any GHL shares that vest prior to the new extension date. The extended lock-up, which is due to expire on May 30, 2023, is on substantially the same terms as the lock-up that was due to expire on May 30, 2022. GHL believes that this extension is a reflection of the continued, collective belief by the members of the Executive Committee in the business fundamentals and prospects of GHL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: March 14, 2022	By:	/s/ Christopher Betts
Name: Christopher Betts
Title: General Counsel